*F-Secure Corporation*

F-SECURE®

82-5035

03007126

February 18, 2003

RE: Rule 12g3-2(b) submission by F-Secure Corporation (formerly, Data Fellows Corp.)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

SEC MAIL RECEIVED PROCESSING
MAR - 3 2003
WASH, D.C. 181 SECTION

Attention: Division of International Corporate Finance

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to F-Secure Corporation (formerly Data Fellows Corp.). I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a recent press release published by F-Secure.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Jaana Sirkiä
Corporate communicator

PP. Henrietta Malmari

dlw 3/6

# Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

F-SECURE®

**FOR RELEASE February 18, 2003**

# F-Secure to provide security solutions for the Sony Ericsson P800 smart phone

F-Secure Corporation [HEX: FSC] today announced in the on-going 3GSM World Congress in Cannes, France, that it has signed a software development and distribution agreement with Sony Ericsson Mobile Communications about providing data protection for the users of Sony Ericsson P800 smart phones. The agreement concerns F-Secure FileCrypto, a content encryption product for protecting stored information against unauthorized access.

Mobile business applications can bring significant benefits to corporations that need to operate close to their partners and customers. In addition to considerable time savings, being able to access the latest corporate data instantly with the possibility to store the latest changes to a mobile device serves as a basis for better service and new business models. Creating, storing, carrying and transmitting confidential data has never been easier. It is an exciting change in the way we do business, but it also makes protecting corporate data more demanding. In handheld devices, sensitive information moves more than ever. Content encryption is needed on every device to ensure that the stored information remains always secure.

The P800 is a multimedia smart phone for worldwide communications. It has a large colour touch-screen, built-in camera, access to the Internet and runs on tri-band GSM and GPRS networks. Based on the open Symbian OS v7.0 the P800 is a fully featured mobile multimedia product, and the most advanced phone that has been announced in the GSM industry.

"Automatic data security is an important element of a good, safe user experience in today's mobile business environment. We are very pleased to extend our handheld security product range to cover the Sony Ericsson smart phones, and look forward to strengthening our cooperation in the future. We believe that the combination of our expertise in securing the mobile enterprise and the advanced functionality of the P800 will offer substantial benefits to business users who want the strongest available protection for their mobile business solutions," said Risto Siilasmaa, President and CEO of F-Secure.

F-Secure FileCrypto provides strong protection for the Sony Ericsson P800 smart phones against unwanted data disclosure. It automatically encrypts all files before storing and decrypts the files again when they are opened, without any need for user

intervention. Confidential documents, pictures, calendar data, e-mail messages and other personal files remain safe, even when unauthorized persons get access to the device.

The optimized version of F-Secure FileCrypto for the Sony Ericsson P800 product family will be available during the second quarter of the year.

**About F-Secure**

F-Secure Corporation is the leading provider of centrally managed security solutions for the mobile enterprise. The company's award-winning products include antivirus, file encryption and network security solutions for major platforms from desktops to servers and from laptops to handhelds. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since November 1999. The company is headquartered in Helsinki, Finland, with the North American headquarters in San Jose, California, as well as offices in Germany, Sweden, Japan and the United Kingdom and regional offices in the USA. F-Secure is supported by a network of value added resellers and distributors in over 90 countries around the globe. Through licensing and distribution agreements, the company's security applications are available for the products of the leading handheld equipment manufacturers, such as Nokia and HP.

For more information, please contact:

Matias Impivaara, Manager, New Business Development
F-Secure Corporation
Pl 24, Tammasaarenkatu 7
FIN-00181 Helsinki
Tel. +358 9 2520 5318
Fax +358 9 2520 5001
Mobile +358 40 723 6677
Email: Matias.Impivaara@F-Secure.com

http://www.F-Secure.com/

# Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

F-SECURE®

**FOR RELEASE February 18, 2003**

# F-Secure unveils the world's first content security solution for wireless download systems

[3GSM World Congress 2003, Cannes, France] F-Secure Corporation today announced F-Secure Mobile Filter, the world's first content security solution for wireless download systems. It offers operators and service providers a means for filtering content in order to block harmful software and incompatible Java applications in the network before download to mobile phones. The solution also includes an automated service for updating the filtering criteria. In addition, the service provider can flexibly define rules for blocking undesired content.

Content distribution systems are becoming more complex. Currently, most systems offer simple SMS-based delivery of ringing tones and logos. The next generation more advanced systems allow operators and service providers to distribute multiple types of digital content from screen savers, polyphonic ringing tones and media clips to Java and Symbian applications.

Almost all new mobile phone models support Java and can download executable applications. The popularity of such downloads is expected to increase quickly with the introduction of new Java marketplaces, where a large community of independent software vendors offers applications to mobile phone users through a single service provider.

While the possibility to download advanced applications offers phone users more freedom of choice, the more open download environments raise new security concerns. It is no longer possible to verify the behaviour of all content on all device models before publishing. Therefore, content download solutions must be able to scan content to ensure the functionality of the downloaded applications.

"Security of services is a key distinctive factor between mobile operators as operator customers value reliability when selecting the service provider. Harmful content and incompatible Java applications may result in loss of revenue to the operators. For the majority of mobile phones, which still employ closed operating systems, the protection against harmful content must be in the network. F-Secure Mobile Filter offers operators and service providers a unique way to avoid content quality problems and ensures a positive download user experience," said Juha Saksi, Director, Wireless Security, of F-Secure Corporation.

F-Secure Mobile Filter performs Java byte code analysis and antivirus scanning to block incompatible Java software and other harmful content in the network before downloading. The transparent proxy architecture allows easy integration with download platforms and a specific operator user interface offers possibilities to block unwanted functionality and even single incompatible Java functions. F-Secure Anti-Virus Research provides an automatic 24/7-update service to keep the content analysis database up to date.

F-Secure Mobile Filter will be available through F-Secure and selected download platform vendors during the second quarter of year.

**About F-Secure**

F-Secure Corporation is the leading provider of centrally managed security solutions for the mobile enterprise. The company's award-winning products include antivirus, file encryption and network security solutions for major platforms from desktops to servers and from laptops to handhelds. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since November 1999. The company is headquartered in Helsinki, Finland, with the North American headquarters in San Jose, California, as well as offices in Germany, Sweden, Japan and the United Kingdom and regional offices in the USA. F-Secure is supported by a network of value added resellers and distributors in over 90 countries around the globe. Through licensing and distribution agreements, the company's security applications are available for the products of the leading handheld equipment manufacturers, such as Nokia and HP.

For more information, please contact:

Antti Vihavainen, Business Manager
F-Secure Corporation
Pl 24, Tammasaarenkatu 7
FIN-00181 Helsinki
Tel. +358 9 2520 5357
Fax +358 9 2520 5001
Mobile +358 40 523 3880
Email: Antti.Vihavainen@F-Secure.com

http://www.F-Secure.com/